Exhibit 1.01

CONFLICT MINERALS REPORT OF KIMBALL INTERNATIONAL, INC.
For the reporting period from January 1, 2014 to December 31, 2014

As used herein, the terms “Company,” “Kimball,” “we,” “us,” or “our” refer to Kimball International, Inc., the Registrant, and its subsidiaries.
This Conflict Minerals Report (the “Report”) of Kimball International, Inc. has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period January 1, 2014 to December 31, 2014. Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of our operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company's Products Covered by this Report
Kimball provides furniture for the office and hospitality industries. Prior to the October 31, 2014 spin-off (the “Spin-Off”) of our Electronic Manufacturing Services (“EMS”) segment, the EMS segment provided engineering, manufacturing and supply chain services which utilize common production and support capabilities globally to the automotive, medical, industrial, and public safety industries with a primary focus on electronic assemblies that have high durability, quality, reliability, and regulatory compliance requirements.
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014. The Company's products that contain Conflict Minerals and are covered by this Report are referred to collectively as the “Covered Products.” The Covered Products include the following:
Furniture Segment:

•	Office and hospitality furniture including casegoods, benching solutions, desks and tables

•	Office furniture systems solutions
•Office furniture seating
•Office furniture accessories

EMS Segment Prior to the Spin-Off:

•	Electronic assemblies

•	Medical disposables

Our reasonable country of origin inquiry included:

•	Assessing our products to determine the list of Covered Products;

•	Identifying our direct suppliers who may contribute necessary Conflict Minerals for the Covered Products;

•
Conducting a supply-chain survey with those direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template to determine if the products purchased from them contain Conflict Minerals, and if so, identifying the smelters and refiners who contribute refined Conflict Minerals to our Covered Products; and

•	Reviewing the supply-chain surveys received from direct suppliers.

The Report covers products sold by the EMS segment prior to October 31, 2014, when the Spin-Off was completed. Our future Conflict Minerals Reports will only cover the products listed under the Furniture Segment above.

The Company's Due Diligence Process
Kimball has an internal Conflict Minerals compliance team including representatives from global procurement, manufacturing, finance, and legal, with overall support from executive leaders. The compliance team has conducted internal training sessions as needed to educate internal personnel on the requirements of the Conflict Minerals regulations.
In February, 2013, we adopted a Conflict Minerals policy which incorporates the standards and recognized due diligence framework set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition including related Supplements (“OECD Framework”). Our policy, which can be found on our Company website under the “Investor Information” tab at www.kimball.com/ConflictMinerals.aspx, states that we are committed to ethical practices and compliance with all applicable laws and regulations. We encourage our suppliers to source materials from socially responsible sub-tier suppliers and manufacturers and to assist us in complying with the SEC regulations by providing chain of custody declarations to verify the origin of the conflict minerals contained in our products. Our policy further states that we will work with our suppliers and our customers (where the supply chain has been established by our customer) to seek remedies for non-compliance. We maintain internal non-compliance guidelines for addressing those suppliers who do not respond to our request for information.
Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers, many of whom are not obligated to file a Conflict Minerals report, to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the source of Conflict Minerals, and therefore have taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company's supply chain.
Reasonable Country of Origin Inquiry
During calendar year 2014, we conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals by submitting over 1500 surveys to our direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template. This good faith reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated from the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. We strive to conform our due diligence measures to the OECD Framework for each of the conflict minerals.
Due Diligence Measures
Step 1: Establish strong company management systems

•	Established a cross-functional conflict minerals team including representatives from global procurement, manufacturing, finance, and legal;

•	Adopted a conflict minerals policy statement that is published on our Company’s website;

•	Communicated to and educated internal management and our suppliers about our Company’s Conflict Minerals policy and required supply chain due diligence;

•	Provided a reporting mechanism to enable reporting of concerns with the Company’s supply chain.

Step 2: Identify and assess risks in the supply chain

•
Surveyed suppliers providing production materials, components and finished goods to the Company that may contain the identified conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template;

•	Reviewed survey responses received from suppliers, assessed those responses, and followed up on the information gathered.

Step 3: Design and implement a strategy to respond to identified risks

•	Communicated with suppliers as needed to gather further information needed to clarify risks identified in the survey responses;

•	Followed up with direct suppliers who did not respond to the survey or who provided incomplete information.

•
Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict free” designation on the EICC/GeSI Conflict Free Smelter (CFS) program's list by participating in an independent third party smelter audit; and

•	Shared the Company’s Conflict Minerals policy with suppliers.

Step 4: Carry out independent third-party audit of smelter/ refiner due diligence practices
Because the Company is far down-stream from the smelters and refiners that may provide conflict minerals, we do not conduct audits or assessments of any smelters or refiners. We rely on cross-industry initiatives such as those led by EICC and GeSI, including the Conflict-Free Smelter Program.

Step 5: Report annually on supply chain due diligence
The Company files a Form SD and a Conflict Minerals Report with the SEC as required and maintains a copy of both on its website under Investor Information and SEC Filings.

As part of our due diligence efforts, we surveyed approximately 30 direct suppliers for the Furniture Segment and 1500 direct suppliers for the EMS Segment who potentially contribute necessary Conflict Minerals for the Covered Products. Of those surveyed, approximately 20 direct suppliers for the Furniture Segment and 700 direct suppliers for the EMS Segment responded to the survey, representing approximately 66% of total procurement activity (dollar spend) of those suppliers. Due to the Spin-Off, in subsequent years, we will not survey EMS Segment suppliers.

Because we did not receive sufficient information from suppliers and other sources during our due diligence process, we were unable to determine all of the facilities used to process those necessary Conflict Minerals or their country of origin. Our efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

We expect to take the following steps, among others, to improve our due diligence measures:

•	Include provision in new supplier contracts requiring them to comply with the Rule and with our survey and compliance efforts;

•	Continue to educate suppliers on the Rule;

•	Continue to educate new suppliers of our Conflict Minerals policy and the information required from them in order for the Company to make an accurate filing; and

•	Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain.
Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.  Forward-looking statements include, among other things, statements regarding steps we expect to take to improve our due diligence process.  All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities). Additional cautionary statements regarding other risk factors that could have an effect on the future performance of the Company are contained in the Company's Form 10-K filing for the fiscal year ended June 30, 2014 and other filings with the Securities and Exchange Commission.